058 Putnam Investment Grade Municipal Trust attachment
5/31/06 Semi-annual

Additional Information About Errors and Omissions Policy--
Item 85B

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.